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                                                                     EXHIBIT 8.3

                       [RP FINANCIAL, LC.  LETTERHEAD]





                                 June 20, 1997



Board of Trustees
Independence Community Bank Corp. and
Board of Directors
Independence Savings Bank
195 Montague Street
Brooklyn, New York 11201-6297

Re:  Subscription Rights

Members of the Board of Trustees and Board of Directors:

     We understand that the Board of Trustees of Independence Community Bank Corp., a New York-chartered mutual holding company (the "Mutual Holding Company"), and the Board of Directors of Independence Savings Bank (the "Bank"), a wholly-owned subsidiary of the Mutual Holding Company, has adopted a Plan of Conversion, incorporated herein by reference, in which the Mutual Holding Company will be combined with the Bank simultaneously with the Mutual Holding Company's conversion to stock form and a newly-formed Delaware stock corporation, to be known as "Independence Community Bank Corp." (the "Company"), will become the holding company of the Bank. The Bank and Company will offer shares of Company Common Stock (the "Conversion Stock") in a Subscription Offering to Eligible Account Holders, the Company's and Bank's ESOP and Supplemental Eligible Account Holders. Any shares of Conversion Stock remaining unsold after the Subscription Offering will be offered for sale to the public through a Community Offering and a Syndicated Community Offering. In addition, the Company intends to donate to a charitable foundation, immediately following the Conversion, authorized but unissued shares of Company Common Stock in an amount equal to 8 percent of the common stock issued in the conversion. All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion.

     We understand that, in accordance with the Plan of Conversion, Subscription Rights to purchase shares of Common Stock in the Company are to be issued without payment to: (1) Eligible Account Holders; (2) the Company's and Bank's ESOP; and (3) Supplemental Eligible Account Holders. Based solely upon our observation that the Subscription Rights will be available to such parties without payment, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock in the Subscription Offering at the same price as will be paid by members of the general public in the Community Offering and Syndicated


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RP Financial, LC.
Board of Trustees
June 20, 1997
Page 2


Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, pursuant to our valuation of the Subscription Rights:

     1. the Subscription Rights will have no ascertainable market value; and

     2. the price at which the Subscription Rights are exercisable will not be more or less than the estimated pro forma market value of the shares immediately upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                           Respectfully submitted,

                                           RP FINANCIAL, LC.


                                           /s/ RP FINANCIAL, LC.